UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On August 16, 2011, CIBT Education Group Inc. (the “Company”) issued a news release announcing that its wholly owned subsidiary, Sprott-Shaw Degree College has signed an articulation agreement with the Certified General Accountants Association of British Columbia (“CGA-BC”) that will allow Sprott-Shaw’s Bachelor of Business Administration graduates to receive credit recognition for 4 out of the 5 levels required to complete the Certified General Accountant designation.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	August 16, 2011 News Release – "CIBT Subsidiary Expands to Accountancy Training for Global Markets”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: August 17, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer